September 30, 2024

Todd A. Etzler
Senior Vice President, General Counsel
Horizon Bancorp, Inc.
515 Franklin Street
Michigan City, Indiana 46360

       Re: Horizon Bancorp, Inc.
           Registration Statement on Form S-3
           Filed September 23, 2024
           File No. 333-282292
Dear Todd A. Etzler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance